May 9, 2005



Mr. Thomas F. Karam
Chief Executive Officer
Panhandle Eastern Pipe Line Company, LP
5444 Westheimer Road
Houston, Texas 77056-5306

	RE:	Form 10-K for the Fiscal Year Ended December 31, 2004
		File Date: March 16, 2005
		File No. 001-02921

Dear Mr. Karam,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief